May 10, 2012	TSX: SIL
NYSE AMEX: SILU

SPROTT RESOURCE LENDING CORP. REPORTS FIRST QUARTER 2012 RESULTS

Toronto, Ontario - Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) today reported its financial results for the three months ended March 31, 2012 which reflect continued positive returns from its resource loan portfolio. All figures are in Canadian dollars except where noted.

“We are encouraged by the number of attractive investment opportunities in our pipeline and we expect to further deploy capital into quality resource loans in the near future. In addition, we continue to receive interest in our real estate portfolio assets, which we are working on monetizing” said Narinder Nagra, Chief Operating Officer of Sprott Resource Lending.

First Quarter Highlights

  Net Income in the first quarter 2012 was $5.4 million (or $0.04 per common share) compared to a loss of $1.7 million (or ($0.01) per common share) in the first quarter of 2011. The improvement was largely a result of increased income on performing loans, increased origination and commitment fees recorded in income due to early repayment, and lower real estate and related transition costs.
  During the quarter, shares and warrants (received as bonuses in loan origination activities) increased from $5.8 million as at December 31, 2011 to $8.2 million as at March 31, 2012 primarily due to the increase in valuation of the portfolio which was reflected in unrealized gains of $2.6 million on the income statement.
  Resource loans decreased to $103 million at March 31, 2012 from $120 million at December 31, 2011, reflecting a large loan repayment. Currently, the Company’s resource loan and debentures stands at $113 million.
  Interest income on the resource loan portfolio was $4.4 million for the first quarter of 2012 compared to $1.1 million for the first quarter 2011, reflecting a $59.1 million increase in the Company’s resource loan portfolio.
  Book value continued to grow from $1.61 per common share at December 31, 2011 to $1.63 per common share at March 31, 2012.

“Overall, excluding non cash expenses, our operating expenses continued to moderate at $0.8 million this quarter,” commented Jim Grosdanis, Chief Financial Officer of Sprott Resource Lending. “Based on the positive results of the resource loan portfolio, this is the first quarter where we have accrued a performance fee of $1.2 million. Looking forward, we expect our operations to continue to generate positive cash flow which will continue to support our dividends.”

First Quarter Conference Call

Sprott Resource Lending plans an investor conference call to discuss its financial results at 10:00 am ET today. The call can be accessed by dialing local (647) 427-7450 or toll free (888) 231-8191.

Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

The call will be recorded and a replay made available approximately one hour after the live call ends. Individuals can access the replay by dialing local (416) 849-0833 or toll free (855) 859-2056 and entering pass code 77954022 followed by the number sign. The replay will be available until May 17, 2012.

About Sprott Resource Lending Corp.

Sprott Resource Lending specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and partnership agreement, Sprott Lending Consulting Limited Partnership provides Sprott Resource Lending (www.sprottlending.com) day to day business management as well as other management and administrative services. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416-943-4998
Jim Grosdanis, CFO	416-943-4698

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.